082-03172

DBS

09047292

SEC
Mail Processing
Section

NOV 09 2009

Washington, DC
122

SUPPL

6 November 2009

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

UNAUDITED FINANCIAL RESULTS FOR THE THIRD QUARTER ENDED 30 SEPTEMBER 2009

Enclosed for your information, is a copy of the Results of DBS Group Holdings Ltd and its Group for the third quarter ended 30 September 2009.

Yours sincerely

Linda Hoon
Group Secretary
6878 5311

enc.

LH/et

F:\SECTCORR\DIRSHIPS\DBSH\BDMTG\2009\5 Nov 09\finance result-ltr.doc

DBS Group Holdings Ltd
6 Shenton Way
DBS Building Tower One
Singapore 068809

Tel: 65.6878 8888
Telex: RS 24455
SWIFT Dest: DBSSSGSG
www.dbs.com

06-18-003 (10/2007)
Co. Reg. No: 199901152M

DBS
DBS Group Holdings Ltd
Incorporated in the Republic of Singapore
Company Registration Number: 199901152M

To: Shareholders

The DBS Group Holdings Ltd ("DBSH" or "the Company") Board of Directors report unaudited financial results for the third quarter ended 30 September 2009.

For the third quarter of 2009, the Directors have declared an interim one-tier tax-exempt dividend of 2 cents (third quarter 2008: 0 cents) for each DBSH non-voting convertible preference share ("CPS") and each DBSH non-voting redeemable CPS, and an interim one-tier tax-exempt dividend of 14 cents (third quarter 2008: 17 cents) for each DBSH ordinary share. Historical comparisons have been adjusted for the one-for-two rights issue.

The third quarter 2009 dividends will be payable on 4 December 2009. The DBSH shares will be quoted ex-dividend on 18 November 2009. Notice is hereby given that the Share Transfer Books and Register of Members of the Company will be closed on 23 November 2009. Duly completed transfers received by the Company's Registrar, Tricor Barbinder Share Registration Services of 8 Cross Street #11-00 PWC Building, Singapore 048424 up to 5.00 p.m. on 20 November 2009 will be registered to determine shareholders' entitlement to the third quarter 2009 dividend. In respect of ordinary shares in the securities accounts with The Central Depository (Pte) Limited ("CDP"), the third quarter 2009 dividend will be paid by DBSH to CDP, which will in turn distribute the dividend entitlements to shareholders.

By order of the Board

Linda Hoon
Group Secretary

5 Nov 2009
Singapore

More information on the above announcement is available at www.dbs.com/investor

DBS

Performance Summary

Unaudited Financial Results
For the Third Quarter ended
30 September 2009

DBS Group Holdings Ltd
Incorporated in the Republic of Singapore
Company Registration Number: 199901152M

Contents **Page**

OVERVIEW

DBS Group Holdings Ltd ("DBSH") prepares its condensed consolidated DBSH Group ("Group") interim financial statements in accordance with Singapore Financial Reporting Standard ("FRS") No. 34 Interim Financial Reporting, as modified by the requirements of Notice to Banks No. 612 "Credit Files, Grading and Provisioning" issued by the Monetary Authority of Singapore. The accounting policies and methods of computation applied for the current financial periods are consistent with those applied for the financial year ended 31 December 2008, with the exception of the adoption of new or revised FRS and Interpretations to FRS ("INT FRS").

On 1 January and 1 July 2009[1/], the Group adopted the following new or revised FRS and INT FRS, that are issued by the Accounting Standard Council (ASC), and are relevant for the Group.

- FRS 1: Presentation of Financial Statements
- FRS 1 Presentation of Financial Statements & FRS 32 Financial Instruments: Presentation – Puttable Financial Instruments and Obligations Arising on Liquidation
- FRS 27: Consolidated and Separate Financial Statements – Cost of an Investment in a Subsidiary, Jointly Controlled Entity or Associate
- FRS 102 Share-based Payments – Vesting Conditions and Cancellations
- FRS 107 Financial Instruments: Disclosures – Improving Disclosures about Financial Instruments
- FRS 108: Operating Segments
- Improvements to FRSs (where applicable)
- INT FRS 113: Customer Loyalty Programmes
- INT FRS 116: Hedges of a Net Investment in a Foreign Operation
- INT FRS 118: Transfer of Assets from Customers

Refer to page 28 for more information.

	3rd Qtr 2009	3rd Qtr 2008	% chg	2nd Qtr 2009	% chg	9 Mths 2009	9 Mths 2008	% chg
Selected income statement items ($m)								
Net interest income	1,140	1,071	6	1,112	3	3,328	3,186	4
Net fee and commission income	361	316	14	358	1	1,036	1,011	2
Other non-interest income	76	11	>100	322	(76)	667	363	84
Total income	1,577	1,398	13	1,792	(12)	5,031	4,560	10
Expenses	635	578	10	631	1	1,904	1,921	(1)
Profit before allowances	942	820	15	1,161	(19)	3,127	2,639	18
Allowances for credit and other losses	265	319	(17)	466	(43)	1,145	515	>100
Profit before tax	704	522	35	708	(1)	2,042	2,189	(7)
Net profit	563	402	40	552	2	1,571	1,673	(6)
One-time items [2/]	-	(23)	NM	-	-	(23)	(39)	(41)
Net profit including one-time items	563	379	49	552	2	1,548	1,634	(5)
Selected balance sheet items ($m)								
Customer loans [3/]	128,308	127,541	1	127,970	-	128,308	127,541	1
Interbank assets [4/]	33,365	29,592	13	35,204	(5)	33,365	29,592	13
Total assets	259,470	260,241	-	262,948	(1)	259,470	260,241	-
Customer deposits [5/]	180,185	166,448	8	179,033	1	180,185	166,448	8
Total liabilities	230,128	235,908	(2)	234,274	(2)	230,128	235,908	(2)
Shareholders' funds	25,174	20,141	25	24,465	3	25,174	20,141	25
Key financial ratios (%) (excluding one-time items) [6/]								
Net interest margin	2.03	1.99		2.01		2.02	2.04	
Non-interest/total income	27.7	23.4		37.9		33.9	30.1	
Cost/income ratio	40.3	41.3		35.2		37.8	42.1	
Return on assets	0.86	0.63		0.82		0.81	0.90	
Return on equity [7/]	9.08	7.93		9.10		8.65	10.91	
Loan/deposit ratio	71.2	76.6		71.5		71.2	76.6	
NPL ratio	2.6	1.3		2.8		2.6	1.3	
Specific allowances (loans)/average loans (bp)	70	34		83		75	22	
Tier 1 capital adequacy ratio	12.5	9.7		12.6		12.5	9.7	
Total capital adequacy ratio	16.1	13.4		16.2		16.1	13.4	

	3rd Qtr 2009	3rd Qtr 2008	2nd Qtr 2009	9 Mths 2009	9 Mths 2008
Per share data ($) 8/					
Per basic share					
– earnings excluding one-time items and goodwill charges	0.98	0.89	0.96	0.93	1.24
– earnings	0.98	0.88	0.96	0.92	1.22
– net book value 7/	10.76	10.38	10.45	10.76	10.38
Per diluted share					
– earnings excluding one-time items and goodwill charges	0.95	0.86	0.93	0.90	1.20
– earnings	0.95	0.85	0.93	0.89	1.18
– net book value 7/	10.57	10.28	10.27	10.57	10.28

Notes:
1/ All the FRS and INT FRS were adopted on 1 January 2009, except INT FRS 118: Transfer of Assets from Customers, which was adopted on 1 July 2009
2/ One-time items include restructuring costs, impairment charges for Thai investment and gains on sale of office buildings in Hong Kong
3/ Includes customer loans classified as financial assets at fair value through profit or loss on the balance sheet
4/ Includes interbank assets classified as financial assets at fair value through profit or loss on the balance sheet
5/ Includes customer deposits classified as financial liabilities at fair value through profit or loss on the balance sheet
6/ Return on assets, return on equity, specific allowances (loan)/average loan and per share data for the quarters are computed on an annualised basis
7/ Minority interests are not included as equity in the computation of net book value and return on equity
8/ Adjusted for shares arising from the rights issue in January 2009
NM Not Meaningful

Third-quarter net profit of $563 million was 2% above the previous quarter as business trends remained healthy and cost discipline was maintained. Non-performing loans declined, resulting in lower allowance charges and an increase in the coverage of non-performing assets. Compared to a year ago, earnings were 40% higher from broad-based revenue growth and lower allowances.

Net interest income rose 3% from the previous quarter and 6% from a year ago to a record $1.14 billion. Net fee income of $361 million was marginally above the previous quarter's level and 14% above a year ago mainly from capital market activities. Trading income declined from the previous quarter but was better than a year ago. Investment gains also fell from the previous quarter but were similar to a year ago.

Expenses of $635 million were maintained around the previous quarter's level, with the cost-income ratio at a healthy 40%.

The non-performing loan rate fell to 2.6% from 2.8% in the previous quarter mainly due to customer repayments. The improvement was broad-based across markets.

The better asset quality resulted in a 43% decline in allowance charges from the previous quarter to $265 million, with specific allowances falling to 70 basis points of loans from 83 basis points. Allowance coverage rose to 90% and to 128% if collateral was considered.

The total capital adequacy ratio stood at 16.1% with tier-1 at 12.5%.

Return on assets was 0.86%, which was better than the previous quarter, while return on equity was maintained at 9.1%. Both ratios were better than a year ago.

For the nine months, net earnings fell 6% to $1.57 billion, with an 18% improvement in profit before allowances offset by higher allowances.

NET INTEREST INCOME

Average balance sheet	3rd Qtr 2009 Average balance ($m)	3rd Qtr 2009 Interest ($m)	3rd Qtr 2009 Average rate (%)	3rd Qtr 2008 Average balance ($m)	3rd Qtr 2008 Interest ($m)	3rd Qtr 2008 Average rate (%)	2nd Qtr 2009 Average balance ($m)	2nd Qtr 2009 Interest ($m)	2nd Qtr 2009 Average rate (%)
Interest-bearing assets									
Customer loans	127,454	983	3.06	122,205	1,254	4.08	127,447	1,017	3.20
Interbank assets	42,410	94	0.88	41,233	243	2.35	42,582	95	0.90
Securities	52,461	402	3.05	50,841	528	4.13	51,638	431	3.34
Total	222,325	1,479	2.64	214,279	2,025	3.76	221,667	1,543	2.79
Interest-bearing liabilities									
Customer deposits	179,319	227	0.50	162,150	582	1.43	177,983	297	0.67
Other borrowings	26,585	112	1.68	40,429	372	3.66	28,067	134	1.90
Total	205,904	339	0.65	202,579	954	1.87	206,050	431	0.84
Net interest income/margin 1/		1,140	2.03		1,071	1.99		1,112	2.01

Average balance sheet	9 Mths 2009 Average balance ($m)	9 Mths 2009 Interest ($m)	9 Mths 2009 Average rate (%)	9 Mths 2008 Average balance ($m)	9 Mths 2008 Interest ($m)	9 Mths 2008 Average rate (%)
Interest-bearing assets						
Customer loans	127,692	3,107	3.26	115,474	3,716	4.30
Interbank assets	41,806	296	0.95	40,385	763	2.52
Securities	50,959	1,274	3.35	52,765	1,628	4.12
Total	220,457	4,677	2.84	208,624	6,107	3.91
Interest-bearing liabilities						
Customer deposits	177,221	912	0.69	158,151	1,742	1.47
Other borrowings	27,488	437	2.14	40,242	1,179	3.91
Total	204,709	1,349	0.88	198,393	2,921	1.97
Net interest income/margin 1/		3,328	2.02		3,186	2.04

Note:
1/ Net interest margin is net interest income expressed as a percentage of average interest-earning assets

Net interest income rose 3% from the previous quarter to $1.14 billion. Average asset volumes were little changed.

Interest margins were little changed at 2.03%. Lower funding costs were offset by reduced asset yields in a low interest rate environment.

Compared to a year ago, net interest income rose 6%. Interest margins were four basis points higher as a result of better credit spreads and lower funding costs, which more than offset the impact of low market interest rates. Average asset volumes, particularly loans, were also higher.

Volume and rate analysis ($m) Increase/(decrease) due to change in	3rd Qtr 2009 versus 3rd Qtr 2008 Volume	Rate	Net change	3rd Qtr 2009 versus 2nd Qtr 2009 Volume	Rate	Net change
Interest income						
Customer loans	54	(325)	(271)	-	(47)	(47)
Interbank assets	7	(156)	(149)	-	(1)	(1)
Securities	17	(143)	(126)	7	(39)	(32)
Total	78	(624)	(546)	7	(87)	(80)
Interest expense						
Customer deposits	61	(416)	(355)	2	(75)	(73)
Other borrowings	(131)	(129)	(260)	(7)	(15)	(22)
Total	(70)	(545)	(615)	(5)	(90)	(95)
Net impact on interest income	148	(79)	69	12	3	15
Due to change in number of days			-			13
Net Interest Income			69			28

Volume and rate analysis ($m) Increase/(decrease) due to change in	9 Mths 2009 versus 9 Mths 2008 Volume	Rate	Net change
Interest income			
Customer loans	393	(989)	(596)
Interbank assets	27	(492)	(465)
Securities	(56)	(294)	(350)
Total	364	(1,775)	(1,411)
Interest expense			
Customer deposits	210	(1,036)	(826)
Other borrowings	(387)	(352)	(739)
Total	(177)	(1,388)	(1,565)
Net impact on interest income	541	(387)	154
Due to change in number of days			(12)
Net Interest Income			142

NET FEE AND COMMISSION INCOME

($m)	3rd Qtr 2009	3rd Qtr 2008	% chg	2nd Qtr 2009	% chg	9 Mths 2009	9 Mths 2008	% chg
Stockbroking	51	31	65	50	2	129	120	8
Investment banking	43	20	>100	27	59	87	74	18
Trade and remittances	56	61	(8)	59	(5)	189	169	12
Loan related	86	77	12	108	(20)	290	249	16
Guarantees	14	13	8	14	-	43	38	13
Deposit related	21	19	11	22	(5)	63	60	5
Credit card	37	38	(3)	37	-	107	107	-
Fund management	5	4	25	6	(17)	16	27	(41)
Wealth management	34	35	(3)	21	62	71	120	(41)
Others	14	18	(22)	14	-	41	47	(13)
Total	361	316	14	358	1	1,036	1,011	2

Net fee and commission income of $361 million was marginally higher than the previous quarter as capital market activities remained strong. An increase in wealth management revenues was helped by performance-related fees recognised during the quarter. It offset a decline in loan-related fees, which had benefited in the previous quarter from several large transactions.

Compared to a year ago, higher contributions from stockbroking and investment banking resulted in a 14% increase in fee income.

OTHER NON-INTEREST INCOME

($m)	3rd Qtr 2009	3rd Qtr 2008	% chg	2nd Qtr 2009	% chg	9 Mths 2009	9 Mths 2008	% chg
Net trading income/(loss)	83	(281)	NM	234	(65)	521	(331)	NM
From trading businesses	90	(303)	NM	246	(63)	595	(367)	NM
From other businesses	(7)	22	NM	(12)	42	(74)	36	NM
Net (loss)/income from financial instruments designated at fair value	(27)	268	NM	(62)	56	(143)	379	NM
Net income on financial investments	7	3	>100	138	(95)	251	263	(5)
Net gain on fixed assets [1/]	-	2	NM	-	-	-	5	NM
Others (include rental income)	13	19	(32)	12	8	38	47	(19)
Total	76	11	>100	322	(76)	667	363	84

Notes:
1/ Exclude one-time items
NM Not Meaningful

Other non-interest income fell to $76 million from $322 million in the previous quarter. Trading income declined to $56 million from $172 million due to lower gains in interest rate and foreign exchange activities, as well as lower asset valuation gains.

Investment gains of $7 million were also lower than the previous quarter but similar to a year ago.

Other non-interest income was better than the $11 million a year ago, when trading activities recorded a loss of $13 million.

EXPENSES

($m)	3rd Qtr 2009	3rd Qtr 2008	% chg	2nd Qtr 2009	% chg	9 Mths 2009	9 Mths 2008	% chg
Staff [1/]	322	188	71	330	(2)	979	910	8
Occupancy	71	66	8	67	6	209	185	13
Computerisation	114	115	(1)	104	10	330	326	1
Revenue-related	27	38	(29)	33	(18)	93	112	(17)
Others	101	171	(41)	97	4	293	388	(24)
Total	635	578	10	631	1	1,904	1,921	(1)
Staff headcount at period-end	13,868	15,166	(9)	13,928	(0)	13,868	15,166	(9)
Included in the above table were:								
Depreciation of properties and other fixed assets	64	42	52	42	52	147	113	30
Director's fees	1	1	-	1	-	2	3	(33)
Audit fees payable	2	1	100	2	-	6	5	20

Note:
1/ Exclude one-time items

Expenses of $635 million were slightly above the previous quarter. A decline in staff costs was offset by higher computerisation and occupancy expenses. Headcount was little changed from the previous quarter.

Compared to a year ago, costs were 10% higher. This was due to higher staff costs as bonus accruals had been curtailed in the year-ago period. Other costs fell as the year-ago period had included compensation for certain structured product customers. Headcount was 9% lower from a year ago and included the impact of an organisational streamlining in fourth quarter 2008.

ALLOWANCES FOR CREDIT AND OTHER LOSSES

($m)	3rd Qtr 2009	3rd Qtr 2008	% chg	2nd Qtr 2009	% chg	9 Mths 2009	9 Mths 2008	% chg
General allowances (GP)	14	129	(89)	183	(92)	379	188	>100
Specific allowances (SP) for loans	229	106	>100	272	(16)	726	195	>100
Singapore	201	31	>100	177	14	442	63	>100
Hong Kong	14	58	(76)	66	(79)	173	110	57
Other countries	14	17	(18)	29	(52)	111	22	>100
Specific allowances (SP) for securities, properties and other assets [1/]	22	84	(74)	11	100	40	132	(70)
Total	265	319	(17)	466	(43)	1,145	515	>100

Notes:
1/ Exclude one-time items

Specific allowances for loans fell to $229 million from $272 million in the previous quarter. The amounts shown in the table above are by booking centre.

Specific allowances for Singapore were 14% higher than the previous quarter mainly due to allowances for existing NPLs. Specific allowances for Hong Kong were significantly lower than the previous quarter and a year ago.

General allowances amounted to $14 million in line with asset growth.

PERFORMANCE BY BUSINESS SEGMENTS

($m)	CBG	IBG	GFM	CTU	Central Ops	Total
Selected income items						
3rd Qtr 2009						
Net interest income	226	507	278	172	(43)	1,140
Non-interest income	142	245	94	(81)	37	437
Total income	368	752	372	91	(6)	1,577
Expenses	260	188	106	8	73	635
Allowances for credit and other losses	24	176	5	-	60	265
Share of profits of associates	-	-	1	-	26	27
Profit before tax	84	388	262	83	(113)	704
Income tax expense	12	66	56	16	(37)	113
Net profit	72	322	206	67	(104)	563
2nd Qtr 2009						
Net interest income	201	478	313	173	(53)	1,112
Non-interest income	123	288	128	(121)	262	680
Total income	324	766	441	52	209	1,792
Expenses	253	201	116	14	47	631
Allowances for credit and other losses	32	221	6	(1)	208	466
Share of profits of associates	-	-	3	-	10	13
Profit before tax	39	344	322	39	(36)	708
Income tax expense	7	63	66	10	(42)	104
Net profit	32	281	256	29	(46)	552
3rd Qtr 2008 [1/]						
Net interest income	270	420	262	178	(59)	1,071
Non-interest income	152	233	(40)	(40)	22	327
Total income	422	653	222	138	(37)	1,398
Expenses	354	204	132	12	(124)	578
Allowances for credit and other losses	14	166	26	201	(88)	319
Share of profits of associates	-	-	2	-	19	21
Profit before tax	54	283	66	(75)	194	522
Income tax expense	7	55	3	-	(6)	59
Net profit	47	228	63	(75)	139	402
9 Mths 2009 [1/]						
Net interest income	619	1,452	878	518	(139)	3,328
Non-interest income	378	819	322	(72)	256	1,703
Total income	997	2,271	1,200	446	117	5,031
Expenses	751	567	340	33	213	1,904
Allowances for credit and other losses	66	595	18	49	417	1,145
Share of profits of associates	-	-	5	-	55	60
Profit before tax	180	1,109	847	364	(458)	2,042
Income tax expense	26	217	181	62	(154)	332
Net profit	154	892	666	302	(443)	1,571

($m)	CBG	IBG	GFM	CTU	Central Ops	Total
9 Mths 2008 [1/]						
Net interest income	889	1,224	881	472	(280)	3,186
Non-interest income	487	775	0	(54)	166	1,374
Total income	1,376	1,999	881	418	(114)	4,560
Expenses	885	595	418	33	(10)	1,921
Allowances for credit and other losses	31	282	50	219	(67)	515
Share of profits of associates	-	-	2	-	63	65
Profit before tax	460	1,122	415	166	26	2,189
Income tax expense	76	213	97	37	(54)	369
Net profit	384	909	318	129	(67)	1,673
Selected balance sheet and other items [2/]						
30 Sept 2009						
Total assets before goodwill	38,985	99,242	86,354	27,222	1,820	253,623
Goodwill on consolidation						5,847
Total assets						259,470
Total liabilities	101,717	66,660	41,386	751	19,614	230,128
Capital expenditure for 3rd Qtr 2009	6	6	2	-	36	50
Depreciation for 3rd Qtr 2009	11	5	3	-	45	64
Goodwill charge for 3rd Qtr 2009						-
30 Jun 2009						
Total assets before goodwill	37,809	99,512	88,623	29,706	1,451	257,101
Goodwill on consolidation						5,847
Total assets						262,948
Total liabilities	103,231	61,484	47,047	1,349	21,163	234,274
Capital expenditure for 2nd Qtr 2009	4	6	3	-	8	21
Depreciation for 2nd Qtr 2009	11	5	3	-	23	42
Goodwill charge for 2nd Qtr 2009						-
31 Dec 2008						
Total assets before goodwill	36,004	96,586	86,760	26,344	5,177	250,871
Goodwill on consolidation						5,847
Total assets						256,718
Total liabilities	95,537	60,390	48,930	1,496	26,362	232,715
Capital expenditure for 4th Qtr 2008	32	7	3	-	12	54
Depreciation for 4th Qtr 2008	6	3	2	-	25	36
Goodwill charge for 4th Qtr 2008						-
30 Sept 2008						
Total assets before goodwill	35,575	97,229	88,389	28,336	4,865	254,394
Goodwill on consolidation						5,847
Total assets						260,241
Total liabilities	90,899	59,988	56,088	1,890	27,043	235,908
Capital expenditure for 3rd Qtr 2008	9	8	11	-	39	67
Depreciation for 3rd Qtr 2008	10	2	3	-	27	42
Goodwill charge for 3rd Qtr 2008						-

Notes:
1/ Expenses, allowances for credit and other losses and profits exclude one-time items
2/ Refer to sections on Customer Loans and Non-Performing Assets and Loss Allowance Coverage for more information on business segments

The business segment results are prepared based on the Group's internal management reporting which reflects the organisation management reporting structure. As the activities of the Group are highly integrated, internal allocation has been made in preparing the segment information. Amounts for each business segment are shown after the allocation of certain centralised costs, funding income and the application of transfer pricing, where appropriate. Transactions between segments are recorded within the segment as if they are third party transactions and are eliminated on consolidation. During the quarter, no one group of related customers generated more than 10% of the Group's revenues.

The various business segments are described below:

Consumer Banking (CBG)
CBG provides individual customers with a diverse range of banking and related financial services. The products and services available to customers include current and savings accounts, fixed deposits, loans and home finance, cards, payments and investment products.

Compared to the previous quarter, net interest income rose due to lower deposit costs and higher housing loan volumes. Non-interest income was higher from an increase in wealth management revenues, helped by performance-related fees recognised during the quarter. Expenses rose in line with higher business volumes, while allowances were lower as economic and financial market conditions improved.

Institutional Banking (IBG)
IBG provides financial services and products to large corporate, institutional clients and small and medium-sized businesses. The products and services available to customers include corporate finance and advisory banking services for mergers and acquisitions, capital raising through debt and equity markets, capital restructuring, syndicated finance, securities and fiduciary services, cash management and trade services, private equity and credit facilities, deposit and treasury products.
Compared to the previous quarter, revenues were little changed as an increase in net interest income was offset by lower loan-related fees. Expenses were slightly lower, while allowances declined due to lower specific allowance charges for Hong Kong.

Global Financial Markets (GFM)
GFM provides treasury services to corporations, institutional and private investors, financial institutions and other market participants. It is primarily involved in market making, structuring, equity and debt sales and trading across a broad range of financial products including foreign exchange, interest rate/credit/equity and other structured derivatives. Income from these financial products and services offered to the customer of other business segments, such as Consumer Banking and Institutional Banking, is reflected in the respective segments. GFM also provides equity services through DBS Vickers Securities (DBSV). DBSV offers a wide range of services to retail and corporate customers including research, sales and trading, share placement, nominees and securities custodian services and distribution of primary and secondary issues.

Compared to the previous quarter, GFM's revenues fell due to lower gains from interest rate and foreign exchange activities as well as lower asset valuation gains. Expenses were also lower in line with revenues.

Central Treasury Unit (CTU)
CTU is responsible for the management of the Group's asset and liability interest rate positions and investment of the Group's excess liquidity and shareholders' funds.

Central Operations
Central Operations encompasses a range of activities from corporate decisions and income and expenses not attributed to other business segments. Asset management and private banking activities are included in this segment.

PERFORMANCE BY GEOGRAPHY

($m)	S'pore	Hong Kong	Rest of Greater China	South and South-east Asia	Rest of world	Total
Selected income items						
3rd Qtr 2009						
Net interest income	706	226	73	84	51	1,140
Non-interest income	228	105	28	36	40	437
Total income	934	331	101	120	91	1,577
Expenses	367	145	66	44	13	635
Allowances for credit and other losses	227	14	14	10	-	265
Share of profits of associates	6	-	5	16	-	27
Profit before tax	346	172	26	82	78	704
Income tax expense	50	29	5	12	17	113
Net profit	268	143	21	70	61	563
2nd Qtr 2009						
Net interest income	673	222	74	90	53	1,112
Non-interest income	471	120	29	31	29	680
Total income	1,144	342	103	121	82	1,792
Expenses	360	151	63	41	16	631
Allowances for credit and other losses	372	71	13	10	-	466
Share of profits of associates	4	-	3	6	-	13
Profit before tax	416	120	30	76	66	708
Income tax expense	40	21	9	18	16	104
Net profit	324	99	21	58	50	552
3rd Qtr 2008 [1/]						
Net interest income	696	213	86	41	35	1,071
Non-interest income	188	109	7	21	2	327
Total income	884	322	93	62	37	1,398
Expenses	286	170	65	42	15	578
Allowances for credit and other losses	214	62	18	17	8	319
Share of profits of associates	10	-	3	8	-	21
Profit before tax	394	90	13	11	14	522
Income tax expense	32	14	2	1	10	59
Net profit	301	76	11	10	4	402
9 Mths 2009 [1/]						
Net interest income	2,034	672	227	247	148	3,328
Non-interest income	1,003	352	94	149	105	1,703
Total income	3,037	1,024	321	396	253	5,031
Expenses	1,102	446	189	126	41	1,904
Allowances for credit and other losses	825	173	39	54	54	1,145
Share of profits of associates	13	-	11	36	-	60
Profit before tax	1,123	405	104	252	158	2,042
Income tax expense	133	69	23	61	46	332
Net profit	851	336	81	191	112	1,571

($m)	S'pore	Hong Kong	Rest of Greater China	South and South-east Asia	Rest of world	Total
9 Mths 2008 [1/]						
Net interest income	2,126	652	193	120	95	3,186
Non-interest income	710	424	60	136	44	1,374
Total income	2,836	1,076	253	256	139	4,560
Expenses	1,099	518	138	120	46	1,921
Allowances for credit and other losses	322	121	32	22	18	515
Share of profits of associates	15	-	14	36	-	65
Profit before tax	1,430	437	97	150	75	2,189
Income tax expense	221	63	16	34	35	369
Net profit	1,062	374	81	116	40	1,673
Selected balance sheet items [2/]						
30 Sept 2009						
Total assets before goodwill	165,741	47,342	15,023	12,676	12,841	253,623
Goodwill on consolidation	198	5,649	-	-	-	5,847
Total assets	165,939	52,991	15,023	12,676	12,841	259,470
Non-current assets [3/]	1,457	555	147	49	1	2,209
30 Jun 2009						
Total assets before goodwill	169,570	46,754	13,778	13,243	13,756	257,101
Goodwill on consolidation	198	5,649	-	-	-	5,847
Total assets	169,768	52,403	13,778	13,243	13,756	262,948
Non-current assets [3/]	1,465	573	143	45	2	2,228
31 Dec 2008						
Total assets before goodwill	170,132	44,119	16,563	9,889	10,168	250,871
Goodwill on consolidation	198	5,649	-	-	-	5,847
Total assets	170,330	49,768	16,563	9,889	10,168	256,718
Non-current assets [3/]	1,457	570	141	38	2	2,208
30 Sept 2008						
Total assets before goodwill	165,603	48,782	16,717	10,502	12,790	254,394
Goodwill on consolidation	198	5,649	-	-	-	5,847
Total assets	165,801	54,431	16,717	10,502	12,790	260,241
Non-current assets [3/]	1,494	580	139	36	3	2,252

Notes:
1/ Expenses, allowances for credit and other losses and profits exclude one-time items
2/ Refer to sections on Customer Loans and Non-Performing Assets and Loss Allowance Coverage for more information on business segments
3/ Includes investment in associates, properties and other fixed assets, and investment properties

The performance by geography is classified based on the location in which income and assets are recorded.

Singapore

Net profit fell to $268 million from $324 million in the previous quarter as lower revenues were partially offset by reduced allowances.

Net interest income rose 5% from the previous quarter from lower deposit costs. Non-interest income halved as trading income and gains from the sale of financial investments declined.

Expenses were little changed. The decline in allowances was due to lower general allowances, partially offset by higher specific allowances for corporate loans booked in Singapore but for use in other regions.

Hong Kong

The third quarter's results incorporate an appreciation of the Singapore dollar against the Hong Kong dollar of 2% from the previous quarter and a depreciation of 3% from a year ago.

Net profit rose to $143 million from $99 million in the previous quarter as allowances were lower.

Net interest income was little changed from the previous quarter. Non-interest income fell 13% due to lower trading income and sales of treasury products, partially offset by higher stockbroking, unit trust and trade finance fee income.

Expenses were stable from the previous quarter. Allowances fell 80% as specific allowances for IBG loans declined aided by write-backs.

CUSTOMER LOANS [1/]

($m)	30 Sept 2009	30 Jun 2009	31 Dec 2008	30 Sept 2008
Gross	130,863	130,406	128,365	129,255
Less:				
Specific allowances	1,214	1,090	868	711
General allowances	1,341	1,346	1,016	1,003
Net total	128,308	127,970	126,481	127,541
By business unit				
Consumer Banking	36,795	35,458	34,758	34,111
Institutional Banking	87,532	88,418	87,415	88,100
Others	6,536	6,530	6,192	7,044
Total (Gross)	130,863	130,406	128,365	129,255
By geography				
Singapore	74,807	73,610	74,377	72,622
Hong Kong	31,828	31,951	32,085	33,405
Rest of Greater China	9,510	9,154	9,683	10,123
South and South-east Asia	8,399	8,437	5,557	5,915
Rest of the world	6,319	7,254	6,663	7,190
Total (Gross)	130,863	130,406	128,365	129,255
By industry				
Manufacturing	16,242	15,589	15,958	17,108
Building and construction	17,722	18,220	17,931	17,445
Housing loans	30,956	29,821	29,375	28,843
General commerce	12,245	12,117	13,075	12,588
Transportation, storage & communications	13,026	13,043	12,457	12,878
Financial institutions, investment & holding companies	16,939	17,107	14,490	14,695
Professionals & private individuals (except housing loans)	10,559	10,660	10,478	10,685
Others	13,174	13,849	14,601	15,013
Total (Gross)	130,863	130,406	128,365	129,255
By currency and fixed/variable pricing				
Singapore dollar	56,556	56,448	53,527	51,387
Fixed rates	20,182	18,842	15,795	14,958
Floating or adjustable rates	36,374	37,606	37,732	36,429
Hong Kong dollar	29,042	29,141	29,347	29,900
Fixed rates	602	631	664	694
Floating or adjustable rates	28,440	28,510	28,683	29,206
US dollar	27,773	28,076	28,123	29,428
Fixed rates	2,078	1,583	1,736	2,054
Floating or adjustable rates	25,695	26,493	26,387	27,374
Others	17,492	16,741	17,368	18,540
Fixed rates	3,032	2,460	2,695	3,247
Floating or adjustable rates	14,460	14,281	14,673	15,293
Total (Gross)	130,863	130,406	128,365	129,255

Note:
1/ Includes customer loans classified as financial assets at fair value through profit or loss on the balance sheet

Underlying customer loan volumes rose 1% from the previous quarter but were flat at $128.3 billion after currency translation effects. The underlying growth was due to housing loans in Singapore and Hong Kong.

Loans in Hong Kong rose 2% in local currency terms from the previous quarter with most of the growth coming from housing loans.

NON-PERFORMING ASSETS AND LOSS ALLOWANCE COVERAGE [1/]

By business unit	NPA ($m)	SP ($m)	GP ($m)	NPL (% of loans)	(GP+SP)/NPA (%)	(GP+SP)/ unsecured NPA (%)
30 Sept 2009						
Consumer Banking	335	78	359	0.9	131	287
Institutional Banking	2,532	928	867	2.9	71	102
Others	552	282	115	8.5	72	95
Total non-performing loans (NPL)	3,419	1,288	1,341	2.6	77	113
Debt securities	208	131	342	-	227	282
Contingent liabilities & others	196	102	218	-	163	177
Total non-performing assets (NPA)	3,823	1,521	1,901	-	90	128
30 Jun 2009						
Consumer Banking	344	80	354	1.0	126	281
Institutional Banking	2,757	844	876	3.1	62	94
Others	591	227	116	9.1	58	78
Total non-performing loans (NPL)	3,692	1,151	1,346	2.8	68	103
Debt securities	192	134	339	-	246	275
Contingent liabilities & others	167	79	214	-	175	192
Total non-performing assets (NPA)	4,051	1,364	1,899	-	81	119
31 Dec 2008						
Consumer Banking	290	76	347	0.8	146	311
Institutional Banking	1,467	684	867	1.7	106	169
Others	201	160	(198)	3.3	(19)	(23)
Total non-performing loans (NPL)	1,958	920	1,016	1.5	99	159
Debt securities	277	236	288	-	189	193
Contingent liabilities & others	157	52	220	-	173	421
Total non-performing assets (NPA)	2,392	1,208	1,524	-	114	176
30 Sept 2008						
Consumer Banking	309	107	340	0.9	145	297
Institutional Banking	1,179	562	876	1.3	122	208
Others	199	118	(160)	2.8	(21)	(38)
Total non-performing loans (NPL)	1,687	787	1,056	1.3	109	193
Debt securities	285	252	290	-	190	216
Contingent liabilities & others	82	7	137	-	176	2,171
Total non-performing assets (NPA)	2,054	1,046	1,483	-	123	209

Note:
1/ Allowances for credit and other losses exclude one-time items

By geography	NPA ($m)	SP ($m)	GP ($m)	NPL (% of loans)	(GP+SP)/NPA (%)	(GP+SP)/ unsecured NPA (%)
30 Sept 2009						
Singapore	773	208	564	1.3	100	249
Hong Kong	650	375	318	2.0	107	157
Rest of Greater China	376	198	113	3.6	83	129
South and South-east Asia	174	72	195	1.5	153	181
Rest of the World	1,446	435	151	9.4	41	49
Total non-performing loans	3,419	1,288	1,341	2.6	77	113
Debt securities	208	131	342	-	227	282
Contingent liabilities & others	196	102	218	-	163	177
Total non-performing assets	3,823	1,521	1,901	-	90	128
30 Jun 2009						
Singapore	803	190	573	1.3	95	246
Hong Kong	769	394	319	2.4	93	154
Rest of Greater China	441	229	109	4.3	77	126
South and South-east Asia	250	79	182	2.3	104	129
Rest of the World	1,429	259	163	8.8	30	36
Total non-performing loans	3,692	1,151	1,346	2.8	68	103
Debt securities	192	134	339	-	246	275
Contingent liabilities & others	167	79	214	-	175	192
Total non-performing assets	4,051	1,364	1,899	-	81	119
31 Dec 2008						
Singapore	678	271	316	1.1	87	151
Hong Kong	587	313	343	1.7	112	176
Rest of Greater China	457	241	117	4.3	78	128
South and South-east Asia	133	59	159	1.2	164	171
Rest of the World	103	36	81	0.7	114	252
Total non-performing loans	1,958	920	1,016	1.5	99	159
Debt securities	277	236	288	-	189	193
Contingent liabilities & others	157	52	220	-	173	421
Total non-performing assets	2,392	1,208	1,524	-	114	176
30 Sept 2008						
Singapore	531	235	338	0.9	108	213
Hong Kong	467	223	330	1.4	119	212
Rest of Greater China	437	226	124	3.8	80	139
South and South-east Asia	110	56	145	1.1	182	194
Rest of the World	142	47	119	0.9	117	242
Total non-performing loans	1,687	787	1,056	1.3	109	193
Debt securities	285	252	290	-	190	216
Contingent liabilities & others	82	7	137	-	176	2,171
Total non-performing assets	2,054	1,046	1,483	-	123	209

By industry ($m)	30 Sept 2009 NPA	30 Sept 2009 SP	30 Jun 2009 NPA	30 Jun 2009 SP	31 Dec 2008 NPA	31 Dec 2008 SP	30 Sept 2008 NPA	30 Sept 2008 SP
Manufacturing	694	349	782	361	720	351	485	246
Building and construction	93	24	203	46	96	30	92	28
Housing loans	234	41	242	42	193	43	190	46
General commerce	480	177	509	185	381	187	331	175
Transportation, storage & communications	246	39	221	10	24	6	13	7
Financial institutions, investment & holding companies	1,200	369	1,209	236	145	66	191	78
Professionals & private individuals (except housing loans)	265	138	310	146	223	129	206	108
Others	207	151	216	125	176	108	179	99
Total non-performing loans	3,419	1,288	3,692	1,151	1,958	920	1,687	787
Debt securities	208	131	192	134	277	236	285	252
Contingent liabilities & others	196	102	167	79	157	52	82	7
Total non-performing assets	3,823	1,521	4,051	1,364	2,392	1,208	2,054	1,046

By loan classification ($m)	30 Sept 2009 NPA	30 Sept 2009 SP	30 Jun 2009 NPA	30 Jun 2009 SP	31 Dec 2008 NPA	31 Dec 2008 SP	30 Sept 2008 NPA	30 Sept 2008 SP
Non-performing assets								
Substandard	2,476	356	2,816	268	1,328	213	1,141	201
Doubtful	830	648	791	652	800	730	644	575
Loss	517	517	444	444	264	265	269	270
Total	3,823	1,521	4,051	1,364	2,392	1,208	2,054	1,046
Restructured assets								
Substandard	440	62	467	69	213	46	246	72
Doubtful	68	54	169	105	57	49	29	27
Loss	44	44	57	56	49	46	53	53
Total	552	160	693	230	319	141	328	152

By collateral type ($m)	30 Sept 2009 NPA	30 Jun 2009 NPA	31 Dec 2008 NPA	30 Sept 2008 NPA
Unsecured non-performing assets	2,683	2,741	1,554	1,211
Secured non-performing assets by collateral type				
Properties	629	800	556	505
Shares and debentures	149	231	43	76
Fixed deposits	13	13	16	22
Others	349	266	223	240
Total	3,823	4,051	2,392	2,054

By period overdue

($m)	30 Sept 2009 NPA	30 Jun 2009 NPA	31 Dec 2008 NPA	30 Sept 2008 NPA
Not overdue	1,313	1,547	857	832
<90 days overdue	648	1,036	463	281
91-180 days overdue	655	468	326	307
>180 days overdue	1,207	1,000	746	634
Total	3,823	4,051	2,392	2,054

Non-performing loans fell 7% from the previous quarter to $3.42 billion or 2.6% of the loan portfolio. The decline was led by repayments in Hong Kong, Rest of Greater China and South and South-east Asia. New NPL formation was also lower than the previous quarter.

Including debt securities and contingent liabilities, non-performing assets amounted to $3.82 billion, of which 34% were still current in principal and interest and were classified for prudent reasons.

Allowance coverage for non-performing assets rose from 81% in the previous quarter to 90%. If collateral was considered, the coverage rose from 119% to 128%.

FUNDING SOURCES

($m)	30 Sept 2009	30 Jun 2009	31 Dec 2008	30 Sept 2008
Customer deposits 1/	180,185	179,033	169,858	166,448
Interbank liabilities 2/	9,138	11,177	9,571	19,616
Other borrowings and liabilities 2/	44,973	48,273	57,470	54,036
Shareholders' funds	25,174	24,465	19,819	20,141
Total	259,470	262,948	256,718	260,241

Notes:
1/ Includes customer deposits classified as financial liabilities at fair value through profit or loss on the balance sheet
2/ Includes liabilities classified as financial liabilities at fair value through profit or loss on the balance sheet

CUSTOMER DEPOSITS [1/]

($m)	30 Sept 2009	30 Jun 2009	31 Dec 2008	30 Sept 2008
By currency and product				
Singapore dollar	99,475	99,415	93,957	89,666
Fixed deposits	18,358	18,616	20,645	21,821
Savings accounts	67,186	66,680	62,068	57,256
Current accounts	12,794	12,742	10,359	9,775
Others	1,137	1,377	885	814
Hong Kong dollar	25,047	25,414	23,536	23,503
Fixed deposits	13,084	14,837	15,721	16,917
Savings accounts	8,001	7,081	5,030	3,970
Current accounts	3,609	3,046	2,211	1,856
Others	353	450	574	760
US dollar	30,523	29,013	28,247	29,018
Fixed deposits	17,371	18,737	19,365	19,536
Savings accounts	3,484	2,878	2,040	1,851
Current accounts	8,231	6,853	5,982	4,833
Others	1,437	545	860	2,798
Others	25,140	25,191	24,118	24,261
Fixed deposits	19,438	19,836	20,043	20,163
Savings accounts	1,882	1,615	1,231	1,233
Current accounts	2,369	2,218	2,178	1,771
Others	1,451	1,522	666	1,094
Total	180,185	179,033	169,858	166,448
Fixed deposits	68,251	72,026	75,774	78,437
Savings accounts	80,553	78,254	70,369	64,310
Current accounts	27,003	24,859	20,730	18,235
Others	4,378	3,894	2,985	5,466

Note:
1/ Includes customer deposits classified as financial liabilities at fair value through profit or loss on the balance sheet

Customer deposits rose 1% from the previous quarter to $180.2 billion as Hong Kong-dollar and US-dollar current and savings accounts grew. Singapore-dollar deposits were stable.

The overall deposit mix improved further during the quarter, with savings and current accounts generally rising across currencies.

OTHER BORROWINGS & LIABILITIES

($m)	30 Sept 2009	30 Jun 2009	31 Dec 2008	30 Sept 2008
Subordinated term debts[1/]	7,790	9,047	9,085	8,882
Other debt securities in issue				
Due within 1 year	102	248	263	830
Due after 1 year	506	497	375	1,094
Comprising:				
Secured [2/]	108	171	333	269
Unsecured	500	574	305	1,655
Others	36,575	38,481	47,747	43,230
Total	44,973	48,273	57,470	54,036

Notes:
1/ All subordinated term debts issued are unsecured
2/ These are mainly secured by properties and securities

VALUE AT RISK AND TRADING INCOME

The Group uses a Value at Risk (VaR) measure as one mechanism for monitoring and controlling trading risk. The VaR is calculated using a one-day time horizon and a 99% confidence interval. The following table shows the period-end, average, high and low VaR for the trading risk exposure of the Group for the period from 1 October 2008 to 30 September 2009. The Group's trading book VaR methodology is based on Historical Simulation VaR.

		1 October 2008 to 30 September 2009		
($m)	As at 30 September 2009	Average	High	Low
Total	22	35	60	21

The charts below provide the range of VaR and the daily distribution of trading income in the trading portfolio for the period from 1 October 2008 to 30 September 2009.


DBSH Group VaR for Trading Book
No. of Days
VaR (S$ million)

Note:
With effect from 1 Jun 2009, the number of historical scenarios used for the VaR calculation was revised from 500 days to 250 days


Daily Distribution of T&M Group Trading Income
(1 Oct 2008 to 30 Sep 2009)
No. of days
Trading income (S$ million)

CAPITAL ADEQUACY

($m)	30 Sept 2009	30 Jun 2009	31 Dec 2008	30 Sept 2008
Tier 1				
Share capital	8,432	8,424	4,215	4,214
Disclosed reserves and others	20,761	20,557	20,180	20,268
Less: Tier 1 Deductions	(6,053)	(6,068)	(6,022)	(6,011)
Eligible Tier 1	23,140	22,913	18,373	18,471
Tier 2				
Loan allowances admitted as Tier 2	623	580	656	680
Subordinated debts	6,025	6,140	6,571	6,413
Revaluation surplus from equity securities	65	42	27	27
Less: Tier 2 Deductions	(124)	(136)	(106)	(117)
Total eligible capital	29,729	29,539	25,521	25,474
Risk-weighted assets	185,222	182,635	182,685	190,188
Capital adequacy ratio (%)				
Tier 1 ratio	12.5	12.6	10.1	9.7
Tier 2 ratio	3.6	3.6	3.9	3.7
Total (Tier 1 & 2) ratio	16.1	16.2	14.0	13.4

The Group's capital adequacy ratio declined from 16.2% in the previous quarter to 16.1% due primarily to an increase in risk-weighted assets.

UNREALISED VALUATION SURPLUS/(LOSSES)

($m)	30 Sept 2009	30 Jun 2009	31 Dec 2008	30 Sept 2008
Properties	561	542	532	687
Financial investments	194	(132)	(246)	62
Total	755	410	286	749

The amount of unrealised valuation surplus increased from $410 million in the previous quarter to $755 million mainly due to higher valuations for financial investments.

Unaudited Consolidated Income Statement

In $ millions	3rd Qtr 2009	3rd Qtr 2008	+/(-) %	2nd Qtr 2009	+/(-) %	9 Mths 2009	9 Mths 2008	+/(-) %
Income								
Interest income	**1,479**	2,025	(27)	1,543	(4)	**4,677**	6,107	(23)
Interest expense	**339**	954	(64)	431	(21)	**1,349**	2,921	(54)
Net interest income	**1,140**	1,071	6	1,112	3	**3,328**	3,186	4
Net fee and commission income	**361**	316	14	358	1	**1,036**	1,011	2
Net trading (loss)/income	**83**	(281)	NM	234	NM	**521**	(331)	NM
Net income/(loss) from financial instruments designated at fair value	**(27)**	268	NM	(62)	NM	**(143)**	379	NM
Net income from financial investments	**7**	3	>100	138	(95)	**251**	263	(5)
Other income	**13**	21	(38)	12	8	**38**	70	(46)
Total income	**1,577**	1,398	13	1,792	(12)	**5,031**	4,578	10
Expenses								
Employee benefits	**322**	188	71	330	(2)	**979**	910	8
Depreciation of properties and other fixed assets	**64**	42	52	42	52	**147**	113	30
Other expenses	**249**	348	(28)	259	(4)	**778**	898	(13)
Allowances for credit and other losses	**265**	342	(23)	466	(43)	**1,168**	572	>100
Total expenses	**900**	920	(2)	1,097	(18)	**3,072**	2,493	23
Profit	**677**	478	42	695	(3)	**1,959**	2,085	(6)
Share of profits of associates	**27**	21	29	13	>100	**60**	65	(8)
Profit before tax	**704**	499	41	708	(1)	**2,019**	2,150	(6)
Income tax expense	**113**	59	92	104	9	**332**	369	(10)
Net profit	**591**	440	34	604	(2)	**1,687**	1,781	(5)
Attributable to:								
Shareholders	**563**	379	49	552	2	**1,548**	1,634	(5)
Minority interests	**28**	61	(54)	52	(46)	**139**	147	(5)
	591	440	34	604	(2)	**1,687**	1,781	(5)

Unaudited Consolidated Statement of Comprehensive Income

In $ millions	3rd Qtr 2009	3rd Qtr 2008	+/(-) %	2nd Qtr 2009	+/(-) %	9 Mths 2009	9 Mths 2008	+/(-) %
Net profit	**591**	440	34	604	(2)	**1,687**	1,781	(5)
Other comprehensive income:								
Foreign currency translation differences for foreign operations	**(18)**	108	NM	(82)	78	**35**	(11)	NM
Share of other comprehensive income of associates	**1**	23	(96)	9	(89)	**16**	(24)	NM
Available-for-sale financial assets								
Net valuation taken to equity	**540**	(291)	NM	752	(28)	**900**	(992)	NM
Transferred to income statement on sale	**(29)**	(11)	(>100)	(140)	79	**(281)**	(238)	(18)
Tax on items taken directly to or transferred from equity	**(55)**	45	NM	(76)	28	**(85)**	173	NM
Other comprehensive income, net of tax	**439**	(126)	NM	463	(5)	**585**	(1,092)	NM
Total comprehensive income	**1,030**	314	>100	1,067	(3)	**2,272**	689	>100
Attributable to:								
Shareholders	**1,029**	184	>100	1,070	(4)	**2,126**	559	>100
Minority interests	**1**	130	(99)	(3)	NM	**146**	130	12
	1,030	314	>100	1,067	(3)	**2,272**	689	>100

DBS GROUP HOLDINGS LTD AND ITS SUBSIDIARIES

Unaudited Balance Sheets

In $ millions	GROUP 30 Sept 2009	GROUP 30 Jun 2009	GROUP 31 Dec 2008 [1]	GROUP 30 Sept 2008	COMPANY 30 Sept 2009	COMPANY 30 Jun 2009	COMPANY 31 Dec 2008 [1]	COMPANY 30 Sept 2008
ASSETS								
Cash and balances with central banks	**12,703**	11,566	15,790	15,044				
Singapore Government securities and treasury bills	**15,072**	15,659	14,797	15,000				
Due from banks	**31,524**	33,152	20,467	27,331				
Financial assets at fair value though profit or loss [2]	**12,283**	11,704	9,401	11,575				
Positive replacement values for financial derivatives	**17,761**	21,213	32,328	23,007				
Loans and advances to customers	**127,703**	127,362	125,841	126,893				
Financial investments	**25,884**	26,567	22,782	23,996				
Securities pledged	**876**	1,045	997	3,218				
Subsidiaries	**-**	-	-	-	**9,993**	10,312	6,745	6,767
Investments in associates	**653**	642	604	620				
Goodwill on consolidation	**5,847**	5,847	5,847	5,847				
Properties and other fixed assets	**1,179**	1,205	1,311	1,335				
Investment properties	**377**	381	293	297				
Deferred tax assets	**129**	153	171	41				
Other assets	**7,479**	6,452	6,089	6,037	**98**	99	154	74
TOTAL ASSETS	**259,470**	262,948	256,718	260,241	**10,091**	10,411	6,899	6,841
LIABILITIES								
Due to banks	**8,665**	10,767	9,021	19,200				
Due to non-bank customers	**174,683**	173,729	163,359	158,340				
Financial liabilities at fair value through profit or loss [3]	**10,917**	10,121	11,282	15,161				
Negative replacement values for financial derivatives	**18,118**	20,503	31,918	23,535				
Bills payable	**774**	717	714	762				
Current tax liabilities	**912**	830	779	885				
Deferred tax liabilities	**56**	59	45	11				
Other liabilities	**7,605**	7,756	5,874	7,208	**4**	4	5	18
Other debt securities in issue	**608**	745	638	1,924				
Subordinated term debts	**7,790**	9,047	9,085	8,882				
TOTAL LIABILITIES	**230,128**	234,274	232,715	235,908	**4**	4	5	18
NET ASSETS	**29,342**	28,674	24,003	24,333	**10,087**	10,407	6,894	6,823
EQUITY								
Share capital	**8,433**	8,424	4,215	4,213	**8,433**	8,424	4,215	4,213
Treasury shares	**(120)**	(120)	(154)	(137)	**-**	-	-	(62)
Other reserves	**6,863**	6,392	6,322	6,605	**52**	47	89	82
Revenue reserves	**9,998**	9,769	9,436	9,460	**1,602**	1,936	2,590	2,590
SHAREHOLDERS' FUNDS	**25,174**	24,465	19,819	20,141	**10,087**	10,407	6,894	6,823
Minority interests	**4,168**	4,209	4,184	4,192				
TOTAL EQUITY	**29,342**	28,674	24,003	24,333	**10,087**	10,407	6,894	6,823
OFF BALANCE SHEET ITEMS								
Contingent liabilities and commitments	**96,850**	102,126	92,656	110,192				
Financial derivatives	**1,415,223**	1,505,163	1,704,717	2,005,986				
OTHER INFORMATION								
Net asset value per ordinary share ($)								
(i) Based on existing ordinary share capital					4.31	4.45	4.48	4.43
(ii) Assuming conversion of outstanding preference shares to ordinary shares					4.23	4.37	4.34	4.30

Notes:
1/ Audited
2/ Includes customer loans, interbank assets, other government securities and treasury bills, corporate debt securities and equity securities
3/ Includes customer deposits, interbank liabilities, other debt securities in issue and other financial liabilities

Unaudited Consolidated Statement of Changes in Equity

GROUP

In $ millions	Ordinary shares	Convertible preference shares	Treasury shares	Other reserves	Revenue reserves	Total	Minority interests	Total equity
Balance at 1 January 2009	4,149	66	(154)	6,322	9,436	19,819	4,184	24,003
Exercise of share options	9					9		9
Reclassification of reserves upon exercise of share options	1			(1)		-		-
Cost of share-based payments				19		19		19
Draw-down of reserves upon vesting of performance shares			55	(55)		-		-
Purchase of Treasury shares			(21)			(21)		(21)
Issue of shares	4,029	181				4,210		4,210
Share issues expenses	(2)					(2)		(2)
Final dividends paid for previous year					(319)	(319)		(319)
Interim dividends paid for current year					(667)	(667)		(667)
Dividends paid to minority interests						-	(162)	(162)
Total comprehensive income				578	1,548	2,126	146	2,272
Balance at 30 September 2009	8,186	247	(120)	6,863	9,998	25,174	4,168	29,342
Balance at 1 January 2008	4,098	66	(102)	7,680	8,739	20,481	2,677	23,158
Exercise of share options	43					43		43
Reclassification of reserves upon exercise of share options	6			(6)		-		-
Cost of share-based payments				22		22		22
Share buyback during the period			(35)			(35)		(35)
Transfer from / (to) revenue reserve				(16)	16	-		-
Final dividends paid for previous year					(302)	(302)		(302)
Interim dividends paid for current year					(627)	(627)		(627)
Dividends paid to minority interests							(116)	(116)
Change in minority interests							1,501	1,501
Total comprehensive income				(1,075)	1,634	559	130	689
Balance at 30 September 2008	4,147	66	(137)	6,605	9,460	20,141	4,192	24,333

Unaudited Statement of Changes in Equity

COMPANY

In $ millions	Ordinary shares	Convertible preference shares	Treasury shares	Other reserves	Revenue reserves	Total equity
Balance at 1 January 2009	4,149	66	-	89	2,590	6,894
Exercise of share options	9					9
Reclassification of reserves upon exercise of share options	1			(1)		-
Cost of share-based payments				19		19
Draw-down of reserves upon vesting of performance shares				(55)		(55)
Issue of shares	4,029	181				4,210
Share issues expenses	(2)					(2)
Final dividends paid for previous year					(319)	(319)
Interim dividends paid for current year					(667)	(667)
Total comprehensive income					(2)	(2)
Balance at 30 September 2009	8,186	247	-	52	1,602	10,087
Balance at 1 January 2008	4,098	66	(27)	37	2,567	6,741
Exercise of share options	43					43
Reclassification of reserves upon exercise of share options	6			(6)		-
Cost of share-based payments				51		51
Share buyback during the period			(35)			(35)
Final dividends paid for previous year					(304)	(304)
Interim dividends paid for current year					(627)	(627)
Total comprehensive income					954	954
Balance at 30 September 2008	4,147	66	(62)	82	2,590	6,823

Unaudited Consolidated Cash Flow Statement

In $ millions	9 Mths 2009	9 Mths 2008 [1/]
Cash flows from operating activities		
Net profit for the year	**1,687**	1,781
Adjustments for non-cash items:		
Allowances for credit and other losses	**1,168**	572
Depreciation of properties and other fixed assets	**147**	113
Share of profits of associates	**(60)**	(65)
Net gain on disposal of properties and other fixed assets	**-**	(23)
Net gain on disposal of financial investments	**(251)**	(263)
Income tax expense	**332**	369
Profit before changes in operating assets & liabilities	**3,023**	2,484
Increase/(Decrease) in:		
Due to banks	**(356)**	3,736
Due to non-bank customers	**11,324**	12,972
Financial liabilities at fair value through profit or loss	**(365)**	(3,081)
Other liabilities including bills payable	**(13,873)**	9,688
Debt securities and borrowings	**515**	816
(Increase)/Decrease in:		
Change in restricted balances with central banks	**(834)**	(561)
Singapore Government securities and treasury bills	**(275)**	433
Due from banks	**(11,060)**	(4,018)
Financial assets at fair value through profit or loss	**(2,882)**	7,968
Loans and advances to customers	**(2,916)**	(20,838)
Financial investments	**(2,948)**	(6,045)
Other assets	**13,943**	(7,654)
Tax paid	**(231)**	(370)
Net cash used in operating activities (1)	**(6,935)**	(4,470)
Cash flows from investing activities		
Dividends from associates	**40**	50
Purchase of properties and other fixed assets	**(120)**	(245)
Proceeds from disposal of properties and other fixed assets	**17**	74
Net cash used in investing activities (2)	**(63)**	(121)
Cash flows from financing activities		
Increase in share capital and share premium	**4,217**	49
Proceeds from issuance of subordinated term debts	**-**	1,500
Purchase of treasury shares	**(21)**	-
Dividends paid to shareholders of the Company	**(986)**	(929)
Dividends paid to minority interests	**(162)**	(116)
Net cash provided by financing activities (3)	**3,048**	504
Exchange translation adjustments (4)	**29**	6
Net change in cash and cash equivalents (1)+(2)+(3)+(4)	**(3,921)**	(4,081)
Cash and cash equivalents at 1 January	**12,678**	15,953
Cash and cash equivalents at 30 September	**8,757**	11,872

Note:
1/ Figures have been restated to make them consistent with current period's presentation

Additional Information

ISSUANCE OF ORDINARY SHARES

(a) The movement in the number of issued and fully paid-up ordinary shares for the third quarter ended 30 September 2009 is as follows:

At 1 January 2009	1,520,960,458
Issue of rights shares	760,480,229
Exercise of share options pursuant to the DBSH Share Option Plan	770,314
At 30 September 2009	2,282,211,001
Weighted average number of shares for 9 months ended 30 September 2009	
- ordinary shares	2,200,860,508
- fully diluted	2,297,627,823

The fully diluted shares took into account the effect of a full conversion of non-voting convertible preference shares (CPS) and non-voting redeemable CPS, and the exercise of all outstanding share options granted to employees when such shares would be issued to a price lower than the average share price during the period.

On 30 January 2009, the Group issued 760,480,229 rights shares on the basis of one rights share for every two ordinary shares held on 31 December 2008.

(b) New ordinary shares that would have been issued on conversion of preference shares and exercise of share option are as follows:

(Number)	30 Sept 2009	30 Jun 2009	31 Dec 2008	30 Sept 2008
Conversion of non-voting CPS	180,654	180,654	120,436	120,436
Conversion of non-voting redeemable CPS	99,713,061	99,713,061	66,475,374	66,475,374
Exercise of share options	15,143,755	16,280,129	14,373,192	14,461,972

(c) The movement in the number of treasury shares for the 9 months ended 30 September 2009 is as follows:

At 1 January 2009	8,112,401
Purchase of treasury shares	3,871,658
Vesting of performance shares	(3,781,212)
At 30 September 2009	8,202,847

ADOPTION OF NEW OR REVISED FRS AND INT FRS

FRS 1: Presentation of Financial Statements
The amended FRS 1 separates owner and non-owner changes in equity and introduces the statement of comprehensive income. The statement of comprehensive income presents all items of income and expense recognised in profit or loss, together with all other items of unrecognised income and expense, such as available-for-sale revaluation reserves, capital reserves, etc. The adoption of the revised FRS 1 creates additional disclosure requirements for the Group's financial statements.

FRS 27: Consolidated and Separate Financial Statements – Cost of an Investment in a Subsidiary, Jointly Controlled Entity or Associate
The standard removes the requirement to differentiate pre-acquisition from post-acquisition dividends. Dividends received will be treated as revenue. The changes introduced are to be applied prospectively and will affect how dividends received in the future are accounted for.

FRS 108: Operating Segments
FRS 108 replaces a current accounting standard, FRS 14 – Segment Reporting. FRS 108 introduces the management approach to segment reporting and a single set of operating segments will replace the primary and secondary segments. Information reviewed by the chief operating decision-maker will determine the segments, the measure of segment performance and disclosures. The adoption of FRS 108 creates additional disclosure requirements for the Group's financial statements.

There is no expected material impact on the Group's financial statements from the adoption of all the other new or revised FRS and INT FRS highlighted on page 2.

DISCLOSURE ON CERTAIN FINANCIAL INSTRUMENTS

At the request of the G7 Finance Ministers and Central Bank Governors, the Financial Stability Forum issued a report in April 2008 on enhancing market and institutional resilience. Among its recommendations, it encouraged enhanced disclosure of certain financial instruments. The following disclosures are made in keeping with these developments.

COLLATERALISED DEBT/LOAN OBLIGATIONS (CDO)

Type of CDO	30 Sept 2009		30 Jun 2009		31 Dec 2008		30 Sept 2008	
($m)	Exposure	Allowance	Exposure	Allowance	Exposure	Allowance	Exposure	Allowance
Investment Portfolio	**859**	**399**	**869**	**401**	**1,056**	**459**	**1,134**	**448**
ABS CDO	152	137	154	139	264	246	263	235
Non-ABS CDO	707	262	715	262	792	213	871	213
CLO	*679*	*242*	*686*	*242*	*691*	*193*	*700*	*193*
Other CDOs	*28*	*20*	*29*	*20*	*101*	*20*	*171*	*20*
Trading Book	**91**	**-**	**302**	**-**	**206**	**-**	**291**	**-**
Total	950	399	1,171	401	1,262	459	1,425	448

Moody's Ratings

Type of CDO	Aaa	Aa	A	Baa	Ba to B	Caa to C	Not Rated by Moody's (rated by the other)	Total
Investment Portfolio								
ABS CDO	-	-	-	-	-	13%	5%	18%
Non-ABS CDO	5%	25%	9%	17%	25%	1%	-	82%
CLO	*5%*	*25%*	*9%*	*15%*	*25%*	-	-	*79%*
Other CDOs	-	-	-	*2%*	-	*1%*	-	*3%*
Total	5%	25%	9%	17%	25%	14%	5%	100%

Standard & Poor's Ratings

Type of CDO	AAA	AA	A	BBB	BB to B	CCC to CC	Not Rated by S&P (rated by the other)	Total
Investment Portfolio								
ABS CDO	-	3%	3%	-	1%	8%	3%	18%
Non-ABS CDO	13%	16%	38%	-	-	-	15%	82%
CLO	*13%*	*16%*	*38%*	-	-	-	*12%*	*79%*
Other CDOs	-	-	-	-	-	-	*3%*	*3%*
Total	13%	19%	41%	-	1%	8%	18%	100%

The CDO portfolio comprised $152 million asset-backed (ABS) CDOs and $707 million non-ABS CDOs in the investment portfolio, and $91 million of CDOs in the trading portfolio.

The ABS CDOs have mortgage-backed securities (such as US sub-prime mortgages, Alt-A mortgages and ABS CDO tranches) as one of their asset classes, the percentage of which differs among the CDOs. By vintage, 47% of these CDOs were issued in 2004 or earlier and 53% in 2005. These ABS CDOs are at least 90% covered by allowances since fourth quarter 2007.

Of the non-ABS CDOs in the investment portfolio, a portion was in collateralised loan obligations (CLOs), which have corporate loans as their dominant underlying collateral. The other CDOs have either credit default swaps or trust preferred securities as their dominant underlying collateral.

Allowances totalling $262 million or 37% of the portfolio have been made for the non-ABS investment CDOs, of which 68% are rated Baa or above under Moody's revised methodology.

The CDOs in the trading portfolio, which are designated at fair value, declined to $91 million from $302 million in the previous quarter due to disposals.

OTHER US SUB-PRIME AND ALT-A EXPOSURE

The Group does not have direct exposure to US sub-prime mortgages and Alt-A mortgages other than through its ABS CDOs as disclosed above.

COMMERCIAL MORTGAGE-BACKED SECURITIES

The Group had $63 million of investments in commercial mortgage-backed securities, representing less than 0.1% of the Group's total assets. By geography, 73% were in Singapore and 27% were in Hong Kong. By industry, retail accounted for 27% of the portfolio and commercial-cum-retail 73%. All the securities are rated A or above by Moody's or Standard & Poor's or both, with 86% rated AA or higher.

LEVERAGED FINANCE

Leveraged finance is defined in this disclosure as acquisition financing sponsored by funds (private equity or investment) and supported by leverage. The Group's exposure to such loans, amounting to $522 million, represented 0.2% of its total assets. Of the exposure, 4% was in Singapore, 42% in Rest of Greater China, 33% in South and South-East Asia, and the remaining 21% in other parts of Asia. By industry, they were primarily in finance, media, information technology services and manufacturing.

SPECIAL PURPOSE ENTITIES (SPE)

The list of material operating SPEs is summarised in the following table, all of which are involved in the issuance or distribution of structured investment products. None of the SPEs has any liquidity facility with the Group.

SPE Description	Collateral	Risk Factors
Constellation Investment Ltd (incorporated in Cayman Islands) • 100% consolidated under INT FRS12 Consolidation-SPE • SPE activity: Issuance of structured equity/credit-linked notes to clients • SPE size: $0.5 billion • Group's role: Arranger, Market Agent, Calculation Agent, Custodian for assets held as collateral, Swap Counterparty	Cash deposits, Hong Kong government securities, structured notes from Zenesis SPC (collateral rated AAA to CCC+ by Fitch or S&P)	Investment product risk is borne by clients. Should the structured notes be redeemed early and the unwind cost of the structure be larger than the early redemption value of the collateral, the Group may have to bear the difference
Zenesis SPC (incorporated in Cayman Islands) • 100% consolidated under INT FRS12 Consolidation-SPE • SPE activity: Issuance of rated credit-linked notes to Constellation Investment Ltd and rated/unrated notes to other clients • SPE size: $0.4 billion • Group's role: Calculation Agent, Substitution Agent, Swap Counterparty	Cash deposits, Corporate bond (rated A- by S&P), FSA-guaranteed bonds	Investment product risk is borne by clients. Should the structured notes be redeemed early and the unwind cost of the structure be larger than the early redemption value of the collateral, the Group may have to bear the difference

CONFIRMATION BY THE BOARD

We, Koh Boon Hwee and Ang Kong Hua, being two directors of DBS Group Holdings Ltd (the Company), do hereby confirm on behalf of the directors of the Company that, to the best of their knowledge, nothing has come to the attention of the board of directors of the Company which may render the Third Quarter ended 30 September 2009 Unaudited Financial Results of the Company and of the Group to be false or misleading in any material aspect.

On behalf of the board of directors

Koh Boon Hwee
Chairman

Ang Kong Hua
Director

5 November 2009
Singapore

News Release

DBS

Ref No. 30/2009

DBS THIRD-QUARTER EARNINGS AT SGD 563 MILLION, UP 40% YEAR-ON-YEAR

* * *

Asset quality stabilises, operating trends remain healthy

SINGAPORE, 6 November 2009 – DBS Group Holdings recorded net earnings of SGD 563 million for third quarter 2009, rising 40% from a year ago and 2% from the previous quarter as operating trends continued to be healthy. Net interest income reached a record while fee income was the highest in seven quarters. Cost discipline was maintained. Asset quality stabilised, resulting in lower allowance charges and increased allowance coverage of non-performing assets from the previous quarter.

Net interest income grew 3% from the previous quarter to a record SGD 1.14 billion. Interest margins were stable while loans rose slightly to SGD 128.3 billion due to housing loan growth. Deposits increased 1% to SGD 180.2 billion, with the mix shifting towards current and savings accounts.

Fee income was robust at SGD 361 million. Stock broking and investment banking continued to benefit from improved capital markets, while other activities, including trade and remittances as well as credit cards, remained strong.

DBS Group Holdings Ltd
6 Shenton Way, DBS Building
Singapore 068809

Tel: 65.6878 8888
www.dbs.com

Co Reg No 199901152M
06-18-025 (04/2006)

Other non-interest income was lower. Trading income declined to SGD 56 million as there were smaller gains from interest rate and foreign exchange activities as well as lower asset valuation gains. Gains from the sale of investment securities fell to SGD 7 million.

Expenses were kept at SGD 635 million and the cost-income ratio was healthy at 40%.

The non-performing loan rate fell from 2.8% in the previous quarter to 2.6% mainly due to customer repayments across most markets. Thirty-four percent of assets classified as non-performing were still current in interest and principal, similar to the previous quarter. Specific allowances for loans fell from 83 basis points in the previous quarter to 70 basis points. Allowance coverage of non-performing assets was prudent at 90% and at 128% if collateral was considered.

Compared to third quarter 2008, net profit rose 40% as revenues increased 13% and allowances declined 17%. The improved revenues reflected the underlying strength of DBS' franchise and the depth of its customer relationships in a challenging period.

Return on equity of 9.1% was unchanged from the previous quarter and better than the 7.9% a year ago. DBS remained well capitalised, with the total capital adequacy ratio of 16.1% and tier-1 ratio of 12.5% being above regulatory requirements.

DBS Chairman Koh Boon Hwee said, "This is a solid set of results that reflects the strength of the DBS franchise and our ability to capture opportunities in a challenging environment. We continue to reinforce our commitment to our customers and remain disciplined and prudent in managing risk and costs.

DBS Bank Ltd
6 Shenton Way
DBS Building Tower One
Singapore 068809

Tel: 65.6878 8888
www.dbs.com
Co.Reg.No 199901152M

"Our net interest income is at a quarterly record and fee income is at its highest level since the onset of the global financial crisis. I believe DBS is well positioned to take advantage of the nascent economic recovery; we will emerge fitter and stronger."

The Board declared a dividend of 14 cents per share, unchanged from the previous quarter.

About DBS

DBS - Living, Breathing Asia
DBS is one of the largest financial services groups in Asia with operations in 16 markets. Headquartered in Singapore, DBS is a well-capitalised bank with "AA-" and "Aa1" credit ratings that are among the highest in the Asia-Pacific region.

As a bank that specialises in Asia, DBS leverages its deep understanding of the region, local culture and insights to serve and build lasting relationships with its clients. DBS provides the full range of services in corporate, SME, consumer and wholesale banking activities across Asia and the Middle East. The bank is committed to expanding its pan-Asia franchise by leveraging its growing presence in mainland China, Hong Kong and Taiwan to intermediate the increasing trade and investment flows between these markets. Likewise, DBS is focused on extending its end-to-end services to facilitate capital within fast-growing countries in Indonesia and India.

DBS acknowledges the passion, commitment and can-do spirit in each of its 14,000 staff, representing over 30 nationalities. For more information, please visit www.dbs.com.

[End]

For more information, contact:

Karen Ngui
Group Strategic Marketing & Communications
DBS Bank
Email: karenngui@dbs.com
Tel: (65) 6878 3008
Fax: (65) 6222 4478
Mobile: (65) 9030 8080

Michael Sia
Investor Relations
DBS Bank
Email: michaelsia@dbs.com
Tel: (65) 6878 4751
Fax: (65) 6226 3702
Mobile: (65) 9636 9472

DBS Bank Ltd
6 Shenton Way
DBS Building Tower One
Singapore 068809

Tel: 65.6878 8888
www.dbs.com
Co.Reg.No 199901152M